FitchRatings

# 2022 Form NRSRO Exhibit 9

## Information Regarding Fitch's Designated Compliance Officer

Heather Merrigan is the Designated Compliance Officer of Fitch Ratings, Inc. Ms. Merrigan is employed full time by Fitch Ratings, Inc.

Employment History:

- *Fitch Ratings, Inc.*
  - Head of Compliance, Americas (April 2019 – Present)
  - Assistant General Counsel (2000 – 2019)
  - Regional Compliance Manager, Americas (2003 – 2008)
- *Duff & Phelps Credit Rating Co.*, Chicago, IL
  - Vice President & Assistant General Counsel (1998 – 2000)

Education:

- *University of Kansas, B.A.*
- *University of Missouri – Kansas City, J.D.*
- *Loyola University Chicago, M.B.A, Finance and International Business*